

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

Michael J. Dixon
President and Chief Financial Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive, Suite 300
Houston, Texas 77063

> **Re: Ignite Restaurant Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 20, 2013**
> **File No. 001-35549**

Dear Mr. Dixon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Segment Reporting, page 54

1. We note from your disclosure here that you believe you meet the aggregation criteria to report both restaurant brands in one segment because both of your brands compete in the full-service casual dining industry and possess similar production methods, distribution methods and economic characteristics. However, given your disclosure on page 43 that you calculate average guest check for Joe's (based on the number of entrees sold) but not for Brick House because the high level of alcohol and appetizer sales at Brick House makes estimating customers difficult, it appears margins may be significantly different between the two brands as alcohol sales tend to result in higher margins than food sales. Please provide us with a

summary of the respective margins for your restaurant brands for each of the periods presented, and tell us what consideration you gave to these margins in the determination that your restaurant brands have similar economic characteristics.

2. As a related matter, with regard to the April 2013 acquisition of Mac Grill, please tell us how you intend to report your segments in future filings. In your response, address the differing historical margins of Mac Grill as compared to Joe's and Brick House.

Form 8-K/A, as of April 9, 2013, filed June 25, 2013

Exhibit 99.3 – Pro Forma Financial Statements

3. Please review all explanations and provide the adjustment amount and actual calculation, either in narrative form, parenthetically or in tabular form, for all adjustments. For example, explanation (1) to the pro forma statement of operations should include the a table that begins with the historical statement of operations of Mac Grill, a column adding the six month period ended December 26, 2012, a column subtracting the prior year's six month period, and a total column consistent with the column presented on the face pro forma statement of operations. The calculations made to arrive at adjustments, such as those to depreciation and amortization as well as interest expense, should be set forth in greater detail. Also, please explain how you determined the underlying factors such as useful lives and effective interest rates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief